Exhibit 21.1
Goldman Sachs Real Estate Finance Trust Inc Subsidiaries

Subsidiary	Jurisdiction of Formation
GS REFT Investments Holdings LLC	Delaware
GS REFT Investments LP	Delaware
GS REFT TRS LLC	Delaware
GS REFT Loan Holdings LLC	Delaware
GS REFT FI TRS LTD	Cayman Islands
REFT Pledgor LLC	Delaware
REFT Charles Street LLC	Delaware
REFT Water Street LLC	Delaware
REFT Park Street LLC	Delaware

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